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SEC FILE NUMBER

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):
☑ Form 10-K	☐ Form 20-F	☐ Form 11-K

☐ Form 10-Q	☐ Form 10-D

☐ Form N-SAR	☐ Form N-CSR

For Period Ended:	March 31, 2007

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q

☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR

☐ Transition Report on Form 11-K

For the Transition Period Ended

      Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Arcadia Resources, Inc.

Full Name of Registrant

Former Name if Applicable

26777 Central Park Blvd., Suite 200

Address of Principal Executive Office (Street and Number)

Southfield, MI 48076

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

Arcadia Resources, Inc. (“the Company”) is unable to file its Annual Report on Form 10-K for the year ended March 31, 2007 (the “2007 Form 10-K”) by June 14, 2007 without unreasonable effort and expense because (1) it has not yet completed the preparation of its consolidated financial statements for the year ended March 31, 2007; (2) management has not finalized its first-year internal control assessment as required by Section 404 of the Sarbanes-Oxley Act of 2002; and (3) the Company has recently experienced several changes within its senior management group as well as key accounting personnel as part of its restructuring initiatives. The new management group has developed a business plan which addresses operations and addresses alternatives for raising additional capital including potential business divestitures, restructuring existing short term indebtedness and/or seeking new debt or equity financing, and pursuing joint venture arrangements. The Company’s auditors need additional time to complete their review of all of the above-referenced matters. The Company will endeavor to file the 2007 Form 10-K on or before the fifteenth calendar day following the prescribed filing due date.
The Company assesses its goodwill for potential impairment on an annual basis in accordance with the Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets”. In connection with the preparation with the 2007 Form 10-K, the Company has identified an impairment relating to the goodwill and acquired intangible assets in the Products (Durable Medical Equipment) reporting unit. The Company was unable to finalize its impairment analysis and provide its auditors adequate time to perform their audit procedures by June 14, 2007 without unreasonable effort or expense.
The Company was required to comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 for the first time in fiscal 2007. As part of this first-year review, management has identified control deficiencies that represent material weaknesses at March 31, 2007. Management was unable to finalize its final Section 404 assessment and provide its auditors adequate time to attest to management’s conclusions by June 14, 2007 without unreasonable effort or expense.
The Company experienced significant change in its senior management team from January through May 2007 with changes at the CFO, COO and CEO levels. In addition, in conjunction with certain restructuring initiatives announced in March 2007, there has been turnover within the accounting function as certain responsibilities are transitioning from Orlando, Florida to Southfield, Michigan. Given the history of operating losses since its reverse merger in May 2004 and the lack of cash flows generated from operations, the new management team recognized the need to develop a business plan to address these issues in the near term.

(Attach Extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Lynn Fetterman	407	896-9555

(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☑   Yes ☐   No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☑   Yes ☐   No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that the statement of operations for the year ended March 31, 2007 (“fiscal 2007”) to be included in its 2007 Form 10-K will reflect significant changes in the Company’s results of operations from the preceding fiscal year ended March 31, 2006 (“fiscal 2006”) because:
(a)	The Company acquired six businesses during fiscal 2007 which increased revenues, costs of revenues and operating expenses.

(b)	The Company will recognize several impairment charges in fiscal 2007 after management determined that the value of certain intangible assets, including goodwill, on the Company’s balance sheet was in excess of the estimate fair value of these assets. The Company will recognize an impairment charge relating to its Products (Durable Medical Equipment) segment between $15 and $20 million. Additionally, the Company will recognize impairment charges of approximately $4 million relating to other business acquisitions.

(c)	The Company launched a new clinics business during fiscal 2007. The clinics business is focused on establishing non-emergency medical care facilities in retail location host sites. The Company incurred significant start-up costs associated with this new business, including significant costs to develop the necessary infrastructure. During fiscal 2007, the operating loss of the clinics business was approximately $5.6 million.

(d)	Selling, general and administrative expenses increased from approximately $43 million for fiscal 2006 to approximately $65 million for fiscal 2007. The increase is largely due to the expenses incurred subsequent to business acquisitions. The Company acquired 15 businesses in fiscal 2006, and fiscal 2007 represents the first full year of expenses subsequent to the acquisitions. Further, the Company acquired six businesses in fiscal 2007, which resulted in additional increases for the period subsequent to the acquisitions. The increases in selling, general and administrative expenses primarily relate to increases in employee costs, bad debt expense and professional fees.

(e)	The Company incurred additional amortization expense associated with the intangible assets acquired as part of the business acquisitions in fiscal 2006 and 2007. Depreciation and amortization increased from approximately $2 million in fiscal 2006 to in excess of $4 million for fiscal 2007, primarily due to the increase in acquired intangible asset amortization.

The net impact of these changes will result in a substantial increase in the Company’s net loss for fiscal 2007 compared to fiscal 2006. The Company anticipates the fiscal 2007 net loss to be approximately $43 million resulting from the $20 to $25 million in impairment expense, $5.6 million in operating losses relating to the new clinics business, various increases in selling, general and administrative expenses and $2 million in additional intangible asset amortization expense. In comparison, the fiscal 2006 net loss was approximately $4.7 million.
Financial results for fiscal 2007 are preliminary and subject to change pending the finalization of the Company’s Annual Report on Form 10-K.
This notification of late filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the Company’s current plans, expectations, estimates, and projections about the specialty retail industry and management’s beliefs about the Company’s future performance. Words such as “anticipates”, “expects”,“intends”,“plans”, “believes”, “seeks”, “estimates”, or variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and are subject to risks and uncertainties that are difficult to predict and which may cause the Company’s actual results and performance to differ materially from those expressed or forecasted in any such forward-looking statements. Some of these risks and uncertainties are discussed in the Company’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2006 under Risk Factors. Important factors that could cause actual results to differ materially include, but are not limited to (1) our ability to compete with our competitors; (2) our ability to obtain additional debt or equity financing and/or to restructure existing indebtedness, which may be difficult due to our history of operating losses and negative cash flows; although management believes that the Company’s short-term cash needs can be adequately sourced, we cannot assure that such additional sources of financing will be available on acceptable terms, if at all, and an inability to raise sufficient capital to fund our operations would have a material adverse affect on our business and would raise doubts about our ability to continue as a going concern; (3) the ability of our affiliated agencies to effectively market and sell our services and products; (4) our ability to procure product inventory for resale; (5) our ability to recruit and retain temporary workers for placement with our customers; (6) the timely collection of our accounts receivable; (7) our ability to attract and retain key management employees; (8) our ability to timely develop new services and products and enhance existing services and products; (9) our ability to execute and implement our growth strategy; (10) the impact of governmental regulations; (11) marketing risks; (12) our ability to adapt to economic, political and regulatory conditions affecting the health care industry; (13) other unforeseen events that may impact our business; and (14) the ability of our new management team to successfully pursue its business plan and the risk that the Company may be required to enact restructuring measures in addition to those announced on March 30, 2007. Unless required by law, the Company undertakes no obligation to update publicly any forward-looking statements. However, readers should carefully review the statements set forth in the reports, which the Company files from time to time with the Securities and Exchange Commission, particularly its Annual Report on Form 10-K, its Quarterly Reports on Form 10-Q and its Current Reports on Form 8-K.

Arcadia Resources, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	June 14, 2007	By	/s/ Lynn Fetterman

Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

General Instructions

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§ 232.201 or § 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§ 232.13(b) of this chapter).